PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 1000
Houston, TX 77046-1173
713 626 1919
www.invesco.com/us

September 29, 2015

Board of Trustees

AIM Counselor Series Trust (Invesco Counselor Series Trust) (the “Trust”)

11 Greenway Plaza, Suite 1000

Houston, Texas 77046-1173

Re: Initial Capital Investment in New Portfolio of the Trust

Ladies and Gentlemen:

We are purchasing shares of the Invesco Short Duration High Yield Municipal Fund (the “Fund”), a new portfolio of the Trust, for the purpose of providing initial investment for the Fund. The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.

We hereby agree to purchase shares equal to the following dollar amount for the Fund:

FUND AND CLASS	AMOUNT	PURCHASE DATE
Initial investment for the purpose of commencing operations
Invesco Short Duration High Yield Municipal Fund –	$15,000,000	September 29, 2015
Class A	$7,490,000	September 29, 2015
Class C	$10,000	September 29, 2015
Class Y	$7,490,000	September 29, 2015
Class R5	$10,000	September 29, 2015

We understand that the initial net asset value per share for each portfolio named above will be $10.00.

We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Trust.

We further agree to provide the Trust with at least three business day’s advance written notice of any intended redemption of amounts invested for the purpose of commencing operations and agree that we will work with the Trust with respect to the amount of such redemption so as not to place a burden on the Trust and to facilitate normal portfolio management of the Fund.Sincerely yours,

INVESCO ADVISERS, INC.

/s/ Stephen R. Rimes
Stephen R. Rimes
Assistant Secretary

cc: Mark Gregson